SEC FILE NUMBER 001-39417
CUSIP NUMBER 30049H102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Evolv Technologies Holdings, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

500 Totten Pond Road, 4th Floor
(Address of Principal Executive Office (Street and Number))
Waltham, Massachusetts 02451
(City, State and ZIP Code)

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Evolv Technologies Holdings, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “Third Quarter Report”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2024, the Company requires additional time to file the Third Quarter Report so that the Company’s ad hoc committee of independent directors (the “Committee”) of the board of directors (the “Board”) may complete its investigation of the Company’s sales practices. The Committee has made a preliminary determination that certain sales, including sales to one of its largest channel partners, were subject to extra-contractual terms and conditions, some of which were not shared with the Company’s accounting personnel, and that certain Company personnel engaged in misconduct in connection with those transactions. Furthermore, these extra-contractual terms and conditions were withheld from the Company’s Audit Committee of the Board and the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

The Committee has determined that the accounting for certain sales transactions was inaccurate and that, among other things, revenue was prematurely or incorrectly recognized in connection with financial statements prepared for the periods between the second quarter of 2022 and the second quarter of 2024. The Board has determined that these misstatements are material for certain financial statements prepared for these periods and that the recognition of revenue in the proper periods will impact each of those financial statements.

The Company is unable to file the Third Quarter Report without unreasonable effort or expense because it needs additional time for the Committee to complete its investigation and for the Company to prepare amendments to its financial statements and related filings and to complete its financial statements for the quarter ended September 30, 2024. While the Committee continues to work expeditiously to complete its investigation, and the Company works to prepare amendments to its financial statements and related filings, the Company does not anticipate filing the Third Quarter Report within the five-calendar day extension provided by Rule 12b-25(b). The Company will continue to work diligently to file the Third Quarter Report as soon as reasonably practicable.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eric Pyenson	781	374-8100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 25, 2024, the Committee currently estimates that, on a net basis (taking into account revenue that was prematurely recognized but offset by amounts appropriately recognized in subsequent periods) through June 30, 2024, the sales transactions at issue have resulted in premature or incorrect revenue recognition of approximately $4 million to $6 million. The Committee anticipates that the vast majority of this revenue was prematurely rather than incorrectly recognized. This estimate is preliminary and subject to change pending the conclusion of the Committee’s investigation. Other previously reported metrics that are a function of revenue were also misstated as a result of these revenue misstatements. Accordingly, the Board has determined that the Company’s previously issued consolidated financial statements and other financial data for the fiscal years ended December 31, 2022 and December 31, 2023 contained in its Annual Report on Form 10-K, and its condensed consolidated financial statements for the quarters and year-to-date periods ended June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 contained in its Quarterly Reports on Form 10-Q (collectively, the “Non-Reliance Periods”), should no longer be relied upon because of the misstatements described herein. The Board also determined that the Company’s disclosures related to such financial statements and related communications issued by or on behalf of the Company with respect to the Non-Reliance Periods should no longer be relied upon.

As a result of the ongoing investigation and restatement processes, the Company has not completed its financial statements for the quarter ended September 30, 2024, and its financial statements for the quarter ended September 30, 2023 are subject to restatement. Accordingly, the Company cannot at this time provide an estimate of the anticipated changes in its results of operations for the quarter ended September 30, 2024 compared to its results of operations for the quarter ended September 30, 2023.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the final outcome or duration of the internal investigation by the Committee, the estimated impact of the restatements on previously reported financial results and metrics, the delay of the release of the Third Quarter Report for the period ended September 30, 2024, the completion of matters necessary to permit the filing of the Third Quarter Report, and the timing of any of the foregoing and of future SEC filings. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results and actions to be materially different from any future results or actions expressed or implied by the forward-looking statements, including, but not limited to, the factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, as any such factors may be updated from time to time in the Company’s other filings with the SEC, including the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. The forward-looking statements in Form 12b-25 are based upon information available to us as of the date hereof, and while the Company believes such information forms a reasonable basis for such statements, it may be limited or incomplete, and the Company’s statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Except as required by applicable law, the Company does not plan to publicly update or revise any forward-looking statements contained in this Form 12b-25, whether as a result of any new information, future events or otherwise.

Evolv Technologies Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2024	By:	/s/ Eric Pyenson
		Name:	Eric Pyenson
		Title:	General Counsel and Secretary